SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 3, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

STOCK EXCHANGE RELEASE February 3, 2015

Notice of the Annual General Meeting of Nokia Corporation

Nokia Corporation
Stock exchange release
February 3, 2015 at 9:00 (CET +1)

Notice is given to the shareholders of Nokia Corporation (the “Company”) of the Annual General Meeting to be held on Tuesday, May 5, 2015 at 4:00 p.m. at Helsinki Messukeskus, Messuaukio 1, Helsinki, Finland. The reception of persons who have registered for the Meeting will commence at 2:30 p.m.

A. Matters on the agenda of the Annual General Meeting

At the Annual General Meeting, the following matters will be considered:

1.              Opening of the Meeting

2.              Matters of order for the Meeting

3.              Election of the persons to confirm the minutes and to verify the counting of votes

4.              Recording the legal convening of the Meeting and quorum

5.              Recording the attendance at the Meeting and adoption of the list of votes

6.              Presentation of the Annual Accounts, the review by the Board of Directors and the auditor’s report for the year 2014

•                  Review by the President and CEO

7.              Adoption of the Annual Accounts

8.              Resolution on the use of the profit shown on the balance sheet and the payment of dividend

The Board proposes to the Annual General Meeting that a dividend of EUR 0.14 per share be paid for the fiscal year 2014. The dividend would be paid to shareholders registered in the Register of Shareholders of the Company on the record date of the dividend payment, May 7, 2015. The Board proposes that the dividend will be paid on or about May 21, 2015.

9.              Resolution on the discharge of the members of the Board of Directors and the President and CEO from liability

10.       Resolution on the remuneration to the members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the annual fee payable to the Board members elected at the same meeting for a term ending at the Annual General Meeting in 2016 remain at the same level as it has been for the past seven years: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member. In addition, the Committee proposes that the Chairman of the Audit Committee and the Chairman of the Personnel Committee will each receive an additional annual fee of EUR 25 000 and other members of the Audit Committee an additional annual fee of EUR 10 000 each. The Corporate Governance and Nomination Committee proposes that approximately 40 per cent of the remuneration be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the Company. The shares shall be retained until the end of the director’s Board membership in line with the current Nokia policy (except for the shares needed to offset any costs relating to the acquisition of the shares, including taxes).

11.       Resolution on the number of members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of Board members be eight (8).

12.       Election of members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the following current Nokia Board members be re-elected as members of the Board for a term ending at the Annual General Meeting in 2016: Vivek Badrinath, Bruce Brown, Elizabeth Doherty, Jouko Karvinen, Elizabeth Nelson, Risto Siilasmaa and Kari Stadigh. In addition, the Committee proposes that Dr. Simon Jiang be elected as a new member of the Board for the same term.

13.       Resolution on the remuneration of the Auditor

The Board’s Audit Committee proposes to the Annual General Meeting that the external auditor to be elected at the Annual General Meeting be reimbursed based on the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

14.       Election of Auditor

The Board’s Audit Committee proposes to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the auditor of the Company for the fiscal year 2015.

15.       Authorization to the Board of Directors to resolve to repurchase the Company’s own shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 365 million Nokia shares by using funds in the unrestricted shareholders’ equity. Repurchases will reduce funds available for distribution of profits. The shares may be repurchased in order to optimize the capital structure of the Company and are expected to be cancelled. In addition, shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, or to be transferred for other purposes.

The shares may be repurchased either

a)             through a tender offer made to all the shareholders on equal terms; or

b)             by repurchasing the shares in another proportion than that of the current shareholders.

It is proposed that the authorization be effective until November 5, 2016 and terminate the corresponding authorization granted by the Annual General Meeting on June 17, 2014.

16.       Authorization to the Board of Directors to resolve to issue shares and special rights entitling to shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to issue a maximum of 730 million shares through issuance of shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act in one or more issues during the effective period of the authorization. The Board may issue either new shares or treasury shares held by the Company.

The Board proposes that the authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board.

It is proposed that the authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and such special rights, including to whom shares or special rights may be issued as well as the consideration to be paid. The authorization thereby includes the right to deviate from the shareholders’ pre-emptive rights within the limits set by law.

It is proposed that the authorization be effective until November 5, 2016 and terminate the corresponding authorization granted by the Annual General Meeting on June 17, 2014.

17.       Closing of the Meeting

B.            Documents of the Annual General Meeting

The proposals of the Board of Directors and its Committees relating to the agenda of the Annual General Meeting as well as this notice are available on the Company’s website at company.nokia.com/agm. The “Nokia in 2014” annual report, which includes the Company’s Annual Accounts, the review by the Board of Directors and the auditor’s report, is expected to be available on the above-mentioned website in the week of March 23, 2015. The proposals of the Board of Directors and the annual report will also be available at the Meeting. Copies of these documents and of this notice will be sent to shareholders upon request.

C.            Instructions for the participants in the Annual General Meeting

1.              The right to participate and registration

Each shareholder, who on April 22, 2015 is registered in the Register of Shareholders of the Company, has the right to participate in the Annual General Meeting. A shareholder, whose shares are registered on his/her Finnish book-entry account, is automatically registered in the Register of Shareholders of the Company. A shareholder, who wishes to participate in the Annual General Meeting, must register for the Meeting by giving prior notice of attendance no later than on April 28, 2015 at 4:00 p.m. (Finnish time) by which time the registration needs to be received by the Company. Such notice can be given:

a)             through Nokia’s website at company.nokia.com/agmhttp://www.nokia.com/agm/registration;

b)             by telephone to +358 20 770 6870 from Monday to Friday at 09:00 a.m. to 4:00 p.m. (Finnish time); or

c)              by letter to the Register of Shareholders, Nokia Corporation, P.O. Box 226, Fl-00045 NOKIA GROUP.

In connection with the registration, a shareholder is required to notify his/her name, personal identification number, address, telephone number, the name of a possible assistant and the name and the personal identification number of a possible proxy representative.

2.              Advance voting service

A shareholder, who has a Finnish book-entry account, may vote in advance on certain items on the agenda of the Annual General Meeting through the Company’s website from February 3, 2015 until 4:00 p.m (Finnish time) on April 28, 2015. Unless a shareholder voting in advance will be present in person or by proxy in the Meeting, he/she may not be able to exercise his/her right under the Finnish Limited Liability Companies Act to request information or a vote in the meeting and if decision proposals regarding certain agenda item have changed after the beginning of the advance voting period, his/her possibility to vote on such item may be restricted. The conditions and other instructions relating to the electronic advance voting may be found on the Company’s website company.nokia.com/agm. The Finnish book-entry account number of the shareholder is needed for voting in advance.

3.              Proxy representatives and powers of attorney

A shareholder may participate in the Annual General Meeting and exercise his/her rights at the Meeting by proxy. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his/her right to represent the shareholder at the Annual General Meeting. Should a shareholder participate in the meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Annual General Meeting. Powers of attorney should be delivered in original to Nokia’s Register of Shareholders at the abovementioned address or via email to agm@nokia.com before the last date for registration.

4.              Holders of nominee registered shares

A holder of nominee registered shares is advised without delay to request from his/her custodian bank the necessary instructions regarding registration in the Register of Shareholders of the Company, issuing of proxy documents and registration for the Annual General Meeting. The account management organization of the custodian bank shall register a holder of nominee registered shares, who wants to participate in the Annual General Meeting, to be entered in the temporary Register of Shareholder of the Company at the latest on April 29, 2015 at 4:00 p.m. (Finnish time). Further information on these matters can also be found on the Company’s website company.nokia.com/agm.

5.              Other instructions and information

On the date of this notice of the Annual General Meeting, January 28, 2015, the total number of shares in Nokia Corporation and votes represented by such shares is 3 745 044 246.

Doors of the meeting venue will open at 2:30 p.m. The shareholders, their representatives and possible assistants are required to prove their identity at the entrance. The participants are kindly invited to the coffee reception before the Meeting. The Meeting will be conducted primarily in Finnish, and simultaneous translation will be available into Swedish and English, and as necessary, into Finnish.

Pursuant to Chapter 5, Section 25 of the Finnish Limited Liability Companies Act, a shareholder who has given prior notice of attendance and is present at the Annual General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

Espoo, January 28, 2015

BOARD OF DIRECTORS

About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Enclosures:

Nokia stock exchange release dated February 3, 2015: Notice of the Annual General Meeting of Nokia Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal